ATLAS AMERICA, INC.

June 24, 2008

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Atlas America, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Quarter Ended March 31, 2008
Filed May 9, 2008
File No. 1-32169

Dear Mr. Owings:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 2, 2008 (the “Comment Letter”).  For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the comment letter.  The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

General

1. Where a comment below requests added disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in future interim and annual filings, as applicable.

Response:  The Registrant confirms that it will comply with the Staff’s comments in future filings, as applicable.

Mr. H. Christopher Owings

Form 10-K for Fiscal Year Ended December  31, 2007

Part II, page 60

Item 6. Selected Financial Data, page 61

2. We note you reconcile EBITDA with income from continuing operations before the cumulative effect of accounting change.  Please tell us your consideration of the requirement to reconcile to net income as presented in the statement of operations under GAAP.  See Question 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, as prepared by the staff of the Division of Corporation Finance.

        Response:  The Registrant notes that it will in future filings reconcile EBITDA to net income and add a line to eliminate the cumulative effect of accounting change, which the Registrant considers non-recurring.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Overview of Years Ended December 31, 2007 and 2006, Three Months Ended December 31, 2005 and Year Ended September 30, 2005, page 62

3. In future filings, disclose in a separately captioned section any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition.  Your discussion should include all of the information that is required by Item 303(a)(4) of Regulation S-K.  If there are none, please state this in future filings.

        Response:  The Registrant notes that it will in future filings disclose and discuss any off-balance sheet arrangements in accordance with Item 303(a)(4) of Regulation S-K.

4. In future filings, please discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way.  Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.  Please discuss whether you expect your financial position to remain at its current level or to increase or decrease.  Also, you should consider discussing the impact of any changes to your earnings.  Further, please provide in reasonable detail:

•	economic or industry-wise factors relevant to your company, and

•	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

Mr. H. Christopher Owings

See SEC Release No. 333-8350.

        Response:  The Registrant notes that it will in future filings discuss the above mentioned items.

Contractual Obligations and Commercial Commitments, page 80

5. Please advise or revise future tables to include your estimates of interest payments on debt.  If you choose not to include these payments, a footnote to the table should clearly identify the excluded amounts and provide any additional information that is material to an understanding of your cash requirements.  Please also tell us if the obligation to invest $20 million in Lightfoot is a contractual obligation and, if so, if you are required to include the commitment in your table.  We refer you to note 17.

        Response:  The Registrant believes that it has provided the requested disclosure with regard to interest payments on page 80 of the Registrant’s Form 10-K below the Contractual Cash Obligations table.  The following paragraph discloses the interest payments for the corresponding periods in the table.

“Not included in the table above are estimated interest payments calculated at the rates in effect at December 31, 2007: less than one year - $149.3 million; 1 to 3 years - $297.6 million; 4 to 5 years - $268.8 million; after 5 years - $206.5 million.

The obligation to invest up to $20.0 million in Lightfoot is a contractual obligation.  The commitment at December 31, 2007 is $9.4 million.  The Registrant will include this commitment in the table in future filings.

Critical Accounting Policies, page 80

6. Please revise the critical accounting policies to eliminate repetition with the significant accounting policies and concentrate on the estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for uncertain matters and the amount of variability these uncertainties have on your financial condition and operating performance.  See Item I.E. of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, as prepared by the staff of the Division of Corporation Finance and issued December 29, 2003.  Please show us what your revised disclosure looks like.

        Response:  After further review of the above-referenced guidance, the Registrant proposes to delete the “Accounts Receivable and Allowance for Possible Losses” and “Income Taxes” policies as it believes that these accounting policies are not material to the Registrant it in the areas of subjectivity and judgment.

Mr. H. Christopher Owings

The Registrant proposes to revise its critical accounting policies disclosure as follows (items in bold have been added):

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and cost and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that we believe reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the critical accounting policies and estimates discussed in the following paragraphs address the more significant judgments and estimates we use in the preparation of our consolidated financial statements. Each of these areas involves complex situations and a high degree of judgment either in the application and interpretation of existing accounting literature or in the development of estimates that affect our consolidated financial statements.

Derivative Instruments

We apply the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133.  SFAS 133 requires each derivative instrument to be recorded in the balance sheet as either an asset or liability measured at fair value. Changes in a derivative instrument’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met (See Note 7).

Our net income and cash flows are subject to volatility stemming from changes in interest rates and commodity prices of natural gas, NGLs, condensate and fractionation margins (the relative price differential between NGL sales and the offsetting natural gas purchases). To reduce the volatility of our cash flows, we use derivative financial instruments (i.e., futures, forwards, swaps, options and other financial instruments with similar characteristics) to manage the purchase and sales prices of the commodities and fix the interest rate on our variable rate debt.

The accounting for changes in the fair market value of a derivative instrument depends on the intended use of the derivative instrument and the resulting designation, which is established at the inception of a derivative instrument. SFAS 133 requires that a company formally document, at the inception of a hedge, the hedging relationship and the company’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method that will be used to assess effectiveness and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment.

Under the guidance of SFAS 133, the changes in fair market value, both realized and unrealized gains and losses, of derivative financial instruments that 1) do not qualify for hedge accounting, 2) are not designated as hedges and 3) are ineffective, are recognized each period in our consolidated financial statements of income. We refer to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting as mark-to-market accounting. Our preference, whenever possible, is for our derivative instruments to receive hedge accounting treatment to mitigate the non-cash earnings volatility that arises under mark-to-market accounting treatment.

Our cash flow is only affected to the extent the actual derivative contract is settled by 1) making or receiving a payment to/from the counterparty; or 2) by making or receiving a payment for entering into a contract that exactly offsets the original derivative contract. Typically, a derivative contract is settled when the physical transaction that underlies the derivative financial instrument occurs.

Mr. H. Christopher Owings

One of the primary factors that can affect our operating results each period is the price assumptions we use to value our derivative instruments. To the extent that these derivative instruments are ineffective or do not qualify for hedge accounting treatment under the requirements of SFAS 133, they are accounted for using the mark-to-market method of accounting and any change in the fair market value is reflected in our consolidated financial statements. The amounts we report in our consolidated financial statements change quarterly as these estimates are revised to reflect actual results, changes in market conditions or other factors, many of which are beyond our control.

Reserve Estimates

Our estimates of Atlas Energy’s proved natural gas and oil reserves and future net revenues from them are based upon reserve analyses that rely upon various assumptions, including those required by the SEC, as to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Any significant variance in these assumptions could materially affect the estimated quantity of Atlas Energy’s reserves. As a result, our estimates of Atlas Energy’s proved natural gas and oil reserves are inherently imprecise. Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves may vary substantially from Atlas Energy’s estimates or estimates contained in the reserve reports and may affect our ability to pay amounts due under our credit facilities or cause a reduction in our credit facilities. In addition, Atlas Energy’s proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing natural gas and oil prices, mechanical difficulties, governmental regulation and other factors, many of which are beyond our control.

Our estimates of proved reserves materially impact depletion expense. If the estimates of proved reserves decline, the rate at which Atlas Energy records depletion will increase, reducing future net income. Such a decline may result from lower market prices, which may make it uneconomical to drill for and produce higher cost fields. In addition, a decline in proved reserve estimates may impact the outcome of Atlas Energy’s assessment of its oil and gas producing properties for impairment.

Impairment of Oil and Gas Properties

We review Atlas Energy’s producing oil and gas properties for impairment on an annual basis and whenever events and circumstances indicate a decline in the recoverability of their carrying values. We estimate the expected future cash flows from our oil and gas properties and compare such future cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will adjust the carrying amount of the oil and gas properties to their fair value in the current period. The factors used to determine fair value include, but are not limited to, estimates of reserves, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected. Because of the complexities associated with oil and gas reserve estimates and the history of price volatility in the oil and gas markets, events may arise that will require us to record an impairment of our oil and gas properties. Any such impairment may affect or cause a reduction in our credit facilities.

Mr. H. Christopher Owings

Asset Retirement Obligations

On an annual basis, we estimate the costs of future dismantlement, restoration, reclamation and abandonment of our natural gas and oil-producing properties. We also estimate the salvage value of equipment recoverable upon abandonment. On December 31, 2006 we adopted the Financial Accounting Standards Board, or FASB, Interpretation No. 47, or FIN 47, Accounting for Conditional Asset Retirement Obligations, as discussed in Note 2 to our consolidated financial statements. As of December 31, 2007 and 2006, our estimate of salvage values was greater than or equal to our estimate of the costs of future dismantlement, restoration, reclamation and abandonment. Projecting future retirement cost estimates is difficult as it involves the estimation of many variables such as economic recoveries of reserves, future labor and equipment rates, future inflation rates and our credit adjusted risk free rate. A decrease in salvage values or an increase in dismantlement, restoration, reclamation and abandonment costs from those we have estimated, or changes in our estimates or costs, could reduce our gross profit from operations.

Goodwill and Other Long-Lived Assets

Goodwill and other intangibles with an indefinite useful life are no longer amortized, but instead are assessed for impairment annually. We have recorded goodwill of $744.4 million in connection with several acquisitions of assets. In assessing impairment of goodwill, we use estimates and assumptions in estimating the fair value of reporting units. If under these estimates and assumptions we determine that the fair value of a reporting unit has been reduced, the reduction can result in an “impairment” of goodwill. However, future results could differ from the estimates and assumptions we use. Events or circumstances which might lead to an indication of impairment of goodwill would include, but might not be limited to, prolonged decreases in expectations of long-term well servicing and/or drilling activity or rates brought about by prolonged decreases in natural gas or oil prices, changes in government regulation of the natural gas and oil industry or other events which could affect the level of activity of exploration and production companies.

In assessing impairment of long-lived assets other than goodwill, where there has been a change in circumstances indicating that the carrying amount of a long-lived asset may not be recoverable, we have estimated future undiscounted net cash flows from the use of the asset based on actual historical results and expectations about future economic circumstances, including natural gas and oil prices and operating costs. Our estimate of future net cash flows from the use of an asset could change if actual prices and costs differ due to industry conditions or other factors affecting our performance.

Revenue Recognition

In general, we recognize revenue when delivery has occurred or services have been rendered, pricing is determinable and collectability is reasonably assured. We must estimate our unbilled revenue and cost of natural gas to permit the timely preparation of our consolidated financial statements. We generally cannot compile actual billing information nor obtain actual vendor invoices within a timeframe that would permit the recording of this actual data prior to preparation of the consolidated financial statements. As a result, we record an estimate for our operating revenues and cost of natural gas based on the best available volume and price data for natural gas delivered and received, along with a true-up of the prior period's estimate to equal the prior period's actual data. As a result, there is generally two months’ of estimated data recorded in our operating revenues and cost of natural gas for each period reported. We believe that the assumptions underlying these estimates will not be significantly different from the actual amounts due to the routine nature of these estimates and the stability of our processes.

Mr. H. Christopher Owings

Item 8. Financial Statements and Supplementary Data, page 90

Note 3 – Acquisitions, page 108

7. Please tell us and disclose whether the pro forma information includes the NOARK and ETC Oklahoma Pipeline, Ltd acquisitions as of January 1, 2006.  We note you disclose APL is included as of January 1, 2006 and NOARK and ETC operations are included in APL consolidated financial statements as of their respective acquisition dates.  See paragraph 54.a. of SFAS No. 141.

        Response:  The Registrant, in its pro forma disclosure, includes the results of operations of NOARK and ETC as of January 1, 2006 in accordance with paragraph 54.a of SFAS 141. In the Registrant’s following disclosure on page 111 its Form 10K, “APL acquisitions” refers to the acquisitions consummated by APL which include NOARK and ETC (the Registrant will clarify this in future filing):

“The following data presents pro forma revenues, net income and basic and diluted net income per share for the Company as if the ATN and APL acquisitions had occurred on January 1, 2006. The Company has prepared these pro forma unaudited financial results for comparative purposes only; they may not be indicative of the results that would have occurred if the acquisitions had occurred on January 1, 2006 or the results that will be attained in the future (in thousands, except per share data; unaudited):

Note 13 – Operating Segment Information and Major Customers, page 138

8. The total of your revenues for your segments does not agree with your consolidated revenues reported in your statement of operations.  Please provide a reconciliation.  See paragraph 32.a. of SFAS 131.

        Response:  The disclosure required by paragraph 32.a of SFAS 131 to reconcile the total of the reportable segments’ revenues to the enterprise’s consolidated revenues is as follows. The Registrant notes that it will provide this reconciliation in future filings:

	Year Ended		Three Months Ended	Year Ended
	December 31,		December 31	September 30,
	2007	2006	2005	2005
Revenues
Gas and Oil Production	$206,382	$88,449	$24,086	$63,499
Well Construction and Completion	321,471	$198,567	$42,145	$134,338
Atlas Pipeline	663,321	$458,581	$135,264	$282,286
Other	50,044	$33,966	$6,931	$23,786
Inter-company revenue eliminations	(33,571)	$(30,257)	$(7,930)	$(21,929)

Total Revenues	$1,207,647	$749,306	$200,496	$481,980

9. We note your disclosure with respect to footnote (c).  Your disclosure does not indicate why this net presentation complies with paragraph 19 of SFAS 131.  If these businesses are operating segments that do not meet the quantitative thresholds of paragraph 18 of SFAS 131, then you may combine this information to produce a reportable segment if the operating segments share a majority of aggregation criteria.  We also direct your attention to paragraph 21 of SFAS 131.  In either case, you should report revenues associated with these business activities in your footnote.

Mr. H. Christopher Owings

        Response:  The Registrant notes that the disclosures required by paragraph 18 of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information (as amended)” do not require an additional reportable segment, and it properly disclosed in footnote (c) that the revenue, profit and assets from well services, transportation and administration and oversight (“Other” segment) do not meet the quantitative thresholds. The following provides an analysis of the SFAS 131 quantitative thresholds requiring a separate segment (SFAS 131, paragraph 18 requirements in italics):

a. The segment’s reported revenue is 10% or more of the combined revenue, internal and external, of all operating segments. The revenue for the Registrant’s “Other” segment has ranged from 3.3% to 4.7% of combined revenue for the periods in its Form 10-K.

b. The absolute amount of its reported profit or loss is 10% or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss. The Registrant’s “Other” segment reported profit or loss has ranged from 1.9% to 5% of the combined reported profit of all operating segments that did not report a loss for the periods in its Form 10-K.

c. The segment’s assets are 10% or more of the combined assets of all operating segments. The Registrant included corporate assets, such as cash and cash equivalents, with the “Other” segment assets in the Segment Assets section of Note 13. The “Other” segment assets constitute .4% and 1.3% of total assets for the years ended December 31, 2007 and 2006, respectively.

d. The segment’s amounts for every other significant item of information disclosed to the corresponding consolidated amount are 10% or more of the combined amount of all operating segments. The Registrant included a reconciliation of Goodwill by segment in Note 13. The “Other” segment goodwill constituted 1% and 7% of total goodwill for the years ended December 31, 2007 and 2006, respectively.

Pursuant to the requirements of SFAS 131, paragraph 21, the Registrant notes that while the source of the “Other” segment revenue was described in footnote (c), the revenue was not disclosed separately, and it will provide the revenues associated with the “Other” segment in future filings. The Registrant believes that it adhered to the requirements of SFAS 131 paragraph 21 and paragraph 32 by disclosing the “Other” segment profit, assets and goodwill in the Operating Segment reconciliations.

10. Please tell us why you have not reported depreciation, depletion and amortization and minority interests by operating segment.  It appears you can identify a significant portion of assets associated with the reportable segments in this note.  See paragraph 27 of SFAS No. 131.  If you do not provide these measures to the CODM, please confirm this fact.

        Response:  The Registrant notes that the disclosures required by paragraph 27a of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information (as amended)” are as follows:

“An enterprise also shall disclose the following about each reportable segment if the specified amounts (a) are included in the measure of segment profit or loss reviewed by the chief operating decision maker or (b) are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss”.

Mr. H. Christopher Owings

Financial information regarding depreciation, depletion and amortization and minority interest is provided to the Registrant’s CDOM in the aggregate because these measures are not significant drivers in deciding how to allocate resources and in assessing performance of each segment. The segment profit, defined as revenues generated less direct costs and expenses attributable to the segment, are the basis that is used internally for evaluating segment performance and deciding how to allocate resources to the segments.

Note 20 – Quarterly Results (unaudited), page 147

11. Please disclose the impact that significant business disposals or additions and other infrequently items occurring each quarter have on your quarterly operating results.  For example, we would expect the acquisitions of DTE Antrim Assets and Chaney Dell and Midkiff/Benedum systems to materially impact your operations.  See Item 302(A)(3) of Regulation S-K.

        Response:  In future filings, the Registrant will disclose the impact of disposals, additions and other infrequently occurring items.

Part III, Page 150.

Item 10.  Directors and Executive Officers of the Registrant, page 150

Code of Ethics, page 152

12. You indicate that your code of business conduct and ethics is available on your website.  We were unable to access the code of business conduct and ethics as well as other corporate governance documents on your website.  Please ensure that the links to these documents are accessible.

        Response:  Due to a technical problem, the hyperlink on the Registrant’s web site to the corporate governance documents was not working properly. Please be advised that the Registrant has remedied the problem and its code of business conduct and ethics, as well as other corporate governance documents, may be accessed on the Registrant’s web site.

Mr. H. Christopher Owings

Item 11. Executive Compensation, page 153

Compensation Discussion and Analysis, page 153

13. Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant’s assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties.  See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

        Response:  In future filings the Respondent will enhance its disclosure which would be similar to the following, as appropriate:

The Compensation Committee (the “Committee”) has retained Mercer (US) Inc. (“Mercer”) to provide information, analyses, and advice regarding executive compensation, as described below.  The Mercer consultant who performs these services reports directly to the Committee chair.

The Committee has established procedures that it considers adequate to ensure that Mercer’s advice to the Committee remains objective and is not influenced by the Company’s management.  These procedures include:  a direct reporting relationship of the Mercer consultant to the Committee; a provision in the Committee’s engagement letter with Mercer specifying the information, data, and recommendations that can and cannot be shared with management; an annual update to the  Committee on Mercer's financial relationship with the Company, including a summary of the work performed for the Company during the preceding 12 months; and written assurances from Mercer that, within the Mercer organization, the Mercer consultant who performs services for the Company has a reporting relationship and compensation determined separately from Mercer’s other lines of business and from its other work for the Company.

At the Committee's direction, Mercer provided the following services for the Committee during fiscal 2007:

•	Provided on-going advice as needed on the design of Company's annual and long-term incentive plans;

•	Advised the Committee as requested on the performance measures and performance targets for the annual programs;

In the course of conducting its activities for this year, Mercer attended 4 meetings of the Committee and presented its findings and recommendations for discussion.

With the consent of the Committee chair, Mercer may, and has, from time to time, contacted the Company's executive officers for information necessary to fulfill its assignment and may make reports and presentations to and on behalf of the Committee that the executive officers also receive.

Mr. H. Christopher Owings

All of the decisions with respect to determining the amount or form of compensation under the Company’s executive compensation programs are made by the Committee alone and may reflect factors and considerations other than the information and advice provided by Mercer.

The Registrant’s Chief Executive Officer is also involved in providing the Committee with key elements of both the Registrant’s and the individual NEO’s performance during the year.  The CEO makes recommendations to the Committee regarding the salary, bonus and incentive compensation component of each NEO’s total compensation, including his own. For calendar year 2007, the CEO did not recommend any increases in salaries for 2008; the Committee took this into consideration and ultimately adopted that recommendation.  The CEO, at the Committee’s request, may attend Committee meetings; however, his role during the meetings is to provide insight into the Registrant’s and the individual NEO’s performance as well as the performance of other comparable companies in the same industry. In making its compensation decisions, the Committee meets in executive session, without management, both with and without Mercer.

14. Your disclosure regarding the compensation consultant’s analysis indicates your 2006 compensation amounts fell between the median and the 75th percentile of the peer group used.  Please identify all the companies with which you are engaged in benchmarking compensation of your named executive officers for 2007 compensation.  See Item 402(b)(2)(xiv) of Regulation S-K.

        Response:  When the Committee retained Mercer in 2006, it asked Mercer to analyze and review the competitiveness and appropriateness of all elements of the compensation the Registrant paid to its NEO’s.  Mercer was retained, among other things, to provide a baseline general industry comparison.  The Committee did not target the compensation to specific percentiles, but used the peer group analysis for general information as a “reality check” of the Registrant’s compensation program.  In future filings, if the Registrant uses peer group and survey data to set pay levels, it will list all of the peer companies against which it benchmarked compensation.

Annual Incentives, page 154

15. You have not provided quantitative disclosure of the pre-determined performance goals that the compensation committee established for 2008 for the annual incentive plan.  Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  See also Question 3.04 of the Item 402 of Regulation S-K interpretations available on our website at www.sec.gov.  If disclosure of the factors could cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Mr. H. Christopher Owings

        Response:  The Registrant was unable to provide in its 2007 Form 10-K quantitative disclosure of the predetermined performance goals that the compensation committee established for 2008 for the annual incentive plan because the Committee had not yet established them at the time of filing. Pursuant to Section 162(m) of the Internal Revenue Code, the Committee is required to establish the predetermined performance goals within 90 days of the beginning of the performance period.  The Committee subsequently set the predetermined performance goals.  In future filings, the Registrant will provide quantitative disclosure of the predetermined performance goals that the Committee established for the current year for the annual incentive plan.  The disclosure would be similar to the following, as appropriate:

2008 Bonus Awards.  In March, 2008, the compensation committee approved 2008 target bonus awards which would be paid from a bonus pool. The bonus pool shall be equal to 18.3% of our adjusted distributable cash flow, except to the extent that the adjusted distributable cash flow includes any capital transaction gains in excess of $50 million, then only 10% of that excess shall be included in the bonus pool. If the adjusted distributable cash flow does not equal at least 95% of the adjusted distributable cash flow for the previous year, no bonuses shall be paid. Adjusted distributable cash flow means the sum of (i) cash available for distribution to us by any of our subsidiaries (regardless of whether such cash is actually distributed), plus (ii) interest income during the year, plus (iii) to the extent not otherwise included in adjusted distributable cash flow, any realized gain on the sale of securities, including securities of a subsidiary, less (iv) our stand-alone general and administrative expenses for the year (other than non-cash bonus compensation included in general and administrative expenses), and less (v) to the extent not otherwise included in adjusted distributable cash flow, any loss on the sale of securities, including securities of a subsidiary. A return of our capital investment in a subsidiary is not intended to be included and, accordingly, if adjusted distributable cash flow includes proceeds from the sale of all or substantially all of the assets of a subsidiary, the amount of such proceeds to be included in adjusted distributable cash flow will be reduced by our basis in the subsidiary.

The amounts payable under the Amended and Restated Senior Executive Plan for 2008 will not be determined until after the year is completed and achievement of the performance goals is determined. The maximum award payable for 2008, expressed as a percentage of our estimated 2008 adjusted distributable cash flow, for each participant is as follows: Edward E. Cohen, 6.14%; Jonathan Z. Cohen, 4.37%; Matthew A. Jones, 3.46%; Richard D. Weber, 2.60% and Freddie Kotek, 1.73%.

Mr. H. Christopher Owings

Long-Term Incentives, page 156

16. Please discuss in further detail how you determine the amount for each element of pay.  See Item 402(b)(1)(v) of Regulation S-K.  Specifically, please explain how you determined the long-term incentive awards.

        Response:  In future filings, the Registrant will enhance its disclosure to include more detail regarding the determination of long-term incentive awards.  The disclosures would be similar to the following, as appropriate:

The Committee considers both individual and company performance when determining long-term incentive awards.  The Registrant’s CEO makes recommendations of award amounts based upon NEO’s individual performance as well as the performance of the companies for which the NEO provides service; however, it is the Committee that has the discretion to approve, reject or modify the awards.  In making long-term incentive award determinations for calendar year 2007, the Committee recognized that all of the NEO’s had made significant contributions to the overall performance of the Registrant and that they had not received any grants of the Registrant’s stock options since the tax-free spin-off from Resource America in July of 2005, or, with respect to Mr. Weber, since he began his employment.  The Committee determined that the award of stock options to the NEO’s was an appropriate adjunct to the balance of the incentive compensation.  The Committee recognizes stock options as an important component of incentive even where the NEO’s receive other forms of compensation.  The Committee structured the amount of the stock options awarded to each NEO to be proportionate to the cash incentive amounts that he received.

2007 Grants of Plan-Based Awards Table, page 158

17. You state that you paid non-equity incentive plan compensation based upon the achievement of net income goals and you have disclosed these amounts in the summary compensation table.  Please include the non-equity incentive grants in the grants of plan-based awards table.  See Item 402(d) of Regulation S-K.

        Response:   The Registrant will include the non-equity incentive grants in the grants of plan based awards table in all future filings.

Mr. H. Christopher Owings

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards
						All Other		All Other
						Stock Awards		Option Awards		Exercise of	Grant Date
						Number of Shares		Number of Securities		Base Price of	Fair Value
	Grant	Approval	Threshold ($)	Target ($)	Maximum ($)	Of Stock or Units		Underlying Options		Option Awards	Stock and
Name	Date	Date	(5)	(5)	(5)	(#	)	(#	)	($/Sh)	Option Awards
Edward E. Cohen	1/24/07	1/22/07	N/A	N/A	$5,000,000	200,000	(1)	500,000	(2)	$23.06	$4,612,000	(1)
											$1,250,000	(2)(3)

Matthew A. Jones	1/24/07	1/22/07	N/A	N/A	$3,256,700	20,000	(1)	50,000	(2)	$23.06	$461,200	(1)
											$120,500	(2)

Jonathan Z. Cohen	1/24/07	1/22/07	N/A	N/A	$4,239,600	100,000	(1)	200,000	(2)	$23.06	$2,306,000	(1)
											$482,000	(2)

Richard D. Weber	1/24/07	4/3/06	N/A	N/A	$3,256,700	47,619	(3)	373,752	(4)	$21.00	$999,999	(1)
											$900,742	(2)

Freddie Kotek	1/24/07	1/22/07				20,000	(1)	50,000	(2)	$23.06	$461,200	(1)
											$120,500	(2)
(1)           Represents grants of phantom units under the ATN Plan, which vest 25% on the third anniversary and 75% on the fourth anniversary of the grant, valued in accordance with FAS  123R at the closing price of Atlas Energy’s common units on the grant date of $23.06.

(2)           Represents grants of stock options under the ATN Plan, which vest 25% on the third anniversary and 75% on the fourth anniversary of the grant, valued at $ 2.41 per option using the Black-Scholes option pricing model to estimate the weighted average fair value of each unit option granted with weighted average assumptions for (a) expected dividend yield of 8.0%, (b) risk-free interest rate of 4.7%, (c) expected volatility of 25.0%, and (d) an expected life of 6.3 years.

(3)           Represents grants of phantom units under the ATN Plan, in accordance with Mr. Weber’s employment agreement, which vest 25% per year on the anniversary of the commencement of Mr. Weber’s employment on April 17, 2006, valued in accordance with FAS 123R at the closing price of Atlas Energy’s common units on the grant date of $21.00.

(4)           Represents grants of options under the ATN Plan, in accordance with Mr. Weber’s employment agreement, which vest 25% per year on the anniversary of the commencement of Mr. Weber’s employment on April 17, 2006, valued at $ 2.41 per option using the Black-Scholes option pricing model to estimate the weighted average fair value of each unit option granted with weighted average assumptions for (a) expected dividend yield of 8.0%, (b) risk-free interest rate of 4.7%, (c) expected volatility of 25.0%, and (d) an expected life of 6.3 years.

(5)           Represents performance-based bonuses under our Senior Executive Plan.  As discussed under “Compensation Discussion and Analysis─Elements of Our Compensation Program—Annual Incentives—Performance-Based Bonuses,” the Compensation Committee set performance goals based on our net income, and established maximum awards, but not minimum or target amounts, for each eligible NEO.  Our Senior Executive Plan sets an individual limit of $5,000,000 per annum regardless of the maximum amounts that might otherwise be payable.

Mr. H. Christopher Owings

Employment Agreements, page 158

18. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.  Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee’s decisions regarding other compensation elements.

        Response:  In future filings, the Registrant will enhance its disclosure to include more detail regarding the decision to pay multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the Committee’s decisions regarding other compensation elements.  The disclosures would be similar to the following, as appropriate:

Mr. E. Cohen’s employment agreement was entered into in 2004, around the time that the Registrant was preparing to launch its initial public offering in connection with its spin-off from Resource America, Inc.  At that time, it was important to establish a long-term commitment to and from Mr. E. Cohen as the Chief Executive Officer and President of the Registrant.  The rolling three-year term was determined to be an appropriate amount of time to reflect that commitment and was deemed a term that was commensurate with Mr. E. Cohen’s position.  The multiples of the compensation components upon termination or a change of control were generally aligned with competitive market practice for similar executives at the time that the agreement was negotiated.

The terms of Mr. Weber’s agreement, including those which address the payment and benefit amounts upon termination or change of control, were the result of negotiations with Mr. Weber.

With respect to both individuals, the Committee takes the potential payments under these arrangements into consideration when determining other compensation elements, but ultimately, the Committee’s focus is upon recognizing each individual’s contribution to the performance of the Registrant during the fiscal year.

Item 13. Certain Relationships and Related Transactions, page 170

19. Please describe your policies and procedures for the review, approval, or ratification of the transactions you describe in this section.  See Item 404(b) of Regulation S-K.

        Response:  In future filings, the Registrant will describe its policies and procedures for the review, approval, or ratification of the transactions described in this section.  The disclosure would be similar to the following, which was provided in the Registrant’s 2008 Proxy Statement:

The Registrant’s policy for evaluating related person transactions is to have its Board or one of its committees consisting solely of independent directors review transactions with related persons that are required to be disclosed in proxy statements by SEC regulations. In approving any related person transaction, the Board or committee must determine that the transaction is fair and reasonable to the Registrant.

Mr. H. Christopher Owings

20. Please disclose whether you have a related person policy or if it is included in your corporate code of conduct.  The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

        Response:  The Registrant does not have a written policy regarding related persons; however, the Registrant’s procedure for evaluating related person transactions is set forth in Registrant’s response to Comment #19 above.

21. Please file the agreements that you discuss in this section as exhibits or tell us why you believe this is not necessary.

        Response:  The Registrant included the referenced agreements in its 2006 Form 10-K, all of which were incorporated therein from previous filings.  The Registrant eliminated the references to these agreements from its 2007 Form 10-K in reliance upon Regulation S-K Item 601(a)(4).  The Registrant will list these agreements as exhibits in the future, as appropriate.

The Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact Nancy J. McGurk, Chief Accounting Officer, at (330) 896-8510, ext. 201 or Lisa Washington, Chief Legal Officer, at (215) 717-3387.

Very truly yours,

Atlas America, Inc.

By:  /s/ Nancy J. McGurk

Title:  Chief Accounting Officer